Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway Financial announces upcoming event

     TORONTO, Jan. 26 /CNW/ - Kingsway Financial Services Inc. (TSE:KFS,
NYSE:KFS) announced today that it will be releasing its fourth quarter financial results on the morning of Friday, February 20, 2009 with a conference call to follow at 8:30 a.m. To access the call, please dial
1-800-733-7571 about five minutes before the start of the call. An audio web cast will also be broadcast live and can be accessed through our website at
www.kingsway-financial.com or directly at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2515260.
     For those unable to participate, a taped rebroadcast will be available upon completion of the meeting until February 27, 2009, at midnight. To access the rebroadcast, please dial 1-877-289-8525. The reservation number is
21294061 followed by the number sign. The conference call will be broadcast live and archived for 90 days at
http://www.cnw.ca/fr/webcast/viewEvent.cgi?eventID(equal sign)2231460. You may also link to the broadcast through our website at www.kingsway-financial.com.

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers and trucking insurance. The Company currently operates through eleven wholly-owned insurance subsidiaries in Canada and the
U.S. Canadian subsidiaries include Kingsway General Insurance Company and
Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company,
American Service Insurance Company, Southern United Fire Insurance Company,
Lincoln General Insurance Company, U.S. Security Insurance Company, American
Country Insurance Company, Zephyr Insurance Company, Mendota Insurance Company
and Mendakota Insurance Company. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial
Services Inc. are listed on the Toronto Stock Exchange and the New York Stock
Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS KFS)

CO:  Kingsway Financial Services Inc.

CNW 14:05e 26-JAN-09